

September 21, 2023

Lan Huang
Chief Executive Officer
BeyondSpring Inc.
28 Liberty Street, 39th Floor
New York , New York 10005

Re: BeyondSpring Inc.
Form 20-F for the Fiscal Year Ended December 31, 2022
File No. 001-38024

Dear Lan Huang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Deni Li